SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report for the Month of December, 2002

                                XENOVA GROUP PLC
                              (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Holding(s) in Company
(2) Notice of Results
(3) Director Shareholding
(4) Operational Review

(1)

Letter to Xenova Group plc

Section 198 Companies Act

In accordance with S198 of the Companies Act we hereby notify you that RAB Capital Ltd, following recent sales of shares in Xenova Group plc on behalf of its clients, no longer has a notifiable interest in your company.

Please contact me on 020 7389 7015 if you have any queries on the above

From Neil Warrender
RAB Capital





END

(2)
                                Xenova Group plc

                            Preliminary Results Date


Slough, UK, 2 December 2002 - Xenova Group plc (NASDAQ: XNVA; London Stock
Exchange: XEN) will be announcing its preliminary results for the year ended 31 December 2002 on Thursday 20 February 2003.


END

(3)

                         XENOVA GROUP PLC

                       DEALINGS BY DIRECTORS

Xenova Group plc (the "Company") hereby notifies that the following lapses and grants of options took place on 6 December 2002 concerning the Directors named below.

Lapse of Options on 6/12/2002

The following numbers of Directors' share options were lapsed over ordinary shares of 10 pence each ("Xenova shares") as set out below opposite their respective names:


Director          Period during which the      Number of Xenova         Total number of Xenova shares
                  options would otherwise      shares over which        over which options are
                  have been exercisable        options were lapsed      held following lapses

David Oxlade        18/8/2002-17/8/2009          29,218                    1,181,677

Daniel Abrams       18/8/2002-17/8/2009          19,478                      624,454

MichaelMoore        18/8/2002-17/8/2009          11,522                      646,672


Grant of Options on 6/12/2002

The following numbers of share options were granted to the Directors' over Xenova Shares as set out below opposite their respective names for nil consideration and at an exercise price of 30.75 pence:

Director          Period during which          Number of Xenova shares over  Total number of Xenova shares
                  the options are exercisable  which options were granted    over which options are held following grant

David Oxlade          6/12/2005-5/12/2012               375,000               1,681,677
                      6/12/2007-5/12/2012               125,000

Daniel Abrams         6/12/2005-5/12/2012               187,500                 879,454
                      6/12/2007-5/12/2012                67,500

Michael Moore         6/12/2005-5/12/2012               187,500                 901,672
                      6/12/2007-5/12/2012                67,500

John Waterfall        6/12/2005-5/12/2012               187,500                 675,637
                      6/12/2007-5/12/2012                67,500

John St               6/12/2005-5/12/2012               150,000                 416,987
Clair Roberts         6/12/2007-5/12/2012                50,000


END

(4)

                               Operational Review
           Cost Reductions Estimated at GBP2m p.a. and Two New Projects
                          into Preclinical Development

Slough, UK, December 11, 2002 - Xenova Group plc (NASDAQ NM: XNVA; London Stock Exchange: XEN) today announces that an operational review is expected to produce annual cost savings of approximately GBP2m and that two new early stage projects have entered preclinical research.


Operational Review

As a result of the good progress made by both the clinical and preclinical biologics products acquired at the time of the Cantab merger, Xenova is now able to apply the "virtual" development approach, which it has used successfully with its pharmaceutics programmes, to a major part of the biologics portfolio. This will allow the Company to reduce the level of in-house resources involved in the early development and manufacturing of biologics, and will result in savings which are expected to lower Xenova's annualised costs by approximately GBP2 million.


In-house capabilities that are essential to the further development of the portfolio, or which cannot efficiently be sourced externally, including the pilot and early clinical phase manufacturing plant, are to be retained.


Two new projects enter preclinical research

Xenova is pleased to announce today that two further programmes, HIF-1 alpha for cancer and a vaccine against Meningitis B, have entered preclinical research.


Hypoxia inducible factor (HIF)-1 alpha is a complex molecular structure which plays a role in gene expression, promoting cell survival. Xenova is currently developing small molecule inhibitors of HIF-1 alpha, which may have anti-cancer and anti-angiogenic activity.


Xenova is also developing a vaccine for the prevention of meningitis caused by meningococcal group B infections, the construct of which is intended to give protection against all Group B strains.


An R&D update will be given at the time of Xenova's announcement of its preliminary results for the year to 31 December 2002. The date for this announcement is to be confirmed shortly.


Commenting on today's news, David Oxlade, Chief Executive of Xenova, said:


"Xenova remains focused on generating maximum value from its product pipeline and breadth of science, whilst at the same time maintaining tight control over its cost base.


"We have been particularly pleased with the progress made in the past year by a number of our high potential drug candidates, including our most advanced drug, tariquidar, and I am delighted to be able to announce the initiation of these two new research programmes."


Contacts:

UK:                                                     US:

Xenova Group plc                                        Trout Group/BMC Communications
Tel: +44 (0)1753 706600                                 Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer                 Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Daniel Abrams, Group Finance Director                   Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)
Hilary Reid Evans, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


Notes to Editors


Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.


For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk


For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialisation of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

END

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 18 December 2002